DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/09/2006

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership, Opportunity Income
Plus L.P., Andrew Dakos and Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

1,384,487

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

1,384,487
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,384,487

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES
[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.21%

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________


The following constitutes Amendment No. 1 to the Schedule
13D filed by the undersigned on 10/27/06.  This Amendment
No. 1 amends the Schedule 13D as specifically set forth.


Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION

On November 8, 2006, the filing person met with management of PMH to discuss measures to address the Fund's discount. On November 10, 2006, PMH issued a press release describing the meeting.


Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the annual report for the period ending May 31, 2006 there were 13,551,397 shares of PMH outstanding. The percentage set forth in item 5 was derived using such number.

Bulldog Investors General Partnership, Opportunity Income
Plus L.P. and other accounts managed by Mr. Dakos and Mr.
Goldstein beneficially own an aggregate of 1,384,187 shares of PMH. Additionally, they are also record holders of 300 shares of PMH.


Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.


  c) During the past 60 days the following shares of PMH were purchased, unless previously reported (there were no sales):

Date		Shares	Price
10/26/2006	1,900	12.6508
10/26/2006	10,000	12.6508
10/27/2006	1,000	12.6938
10/27/2006	1,600	12.6938
10/30/2006	2,000	12.6883
10/30/2006	8,000	12.6883
11/1/2006	2,000	12.79
11/1/2006	12,000	12.79
11/6/2006	2,000	12.7872
11/6/2006	7,500	12.7872
11/7/2006	4,000	12.8385
11/7/2006	18,000	12.8385
11/9/2006	5,000	12.8878
11/9/2006	72,900	12.8878
11/10/2006	5,000	12.918
11/10/2006	80,800	12.918
11/13/2006	2,000	12.9773
11/13/2006	18,900	12.9773
11/14/2006	30,000	12.9767
11/16/2006	33,600	12.9865
11/17/2006	13,000	12.99
11/17/2006	20,300	12.9882
11/20/2006	22400	13.0161


  d)   Beneficiaries of managed accounts are
       entitled to receive any dividends or sales proceeds.

  e)   NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/21/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

By: /s/ Phillip Goldstein
Name:	Phillip Goldstein
Managing Member, SPAR Advisors LLC
General Partner, Opportunity Income Plus L.P.

By: /s/ Andrew Dakos
Name: 	Andrew Dakos
Managing Member, SPAR Advisors LLC
General Partners, Opportunity Income Plus L.P.